PRICING SUPPLEMENT Dated June 6, 2019 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-225551 (To Prospectus dated October 31, 2018 and Prospectus Supplement dated October 31, 2018)

UBS AG
$1,748,000
Callable Step-Up Notes
due December 10, 2021

The Callable Step-Up Notes due December 10, 2021 (the “Notes”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS” or the “issuer”) that have a term of approximately 2.5 years, subject to our right to redeem the Notes on the optional redemption dates as set forth below. The Notes pay interest on the interest payment dates at a per annum rate that will increase at preset intervals over the term of the Notes, as set forth below. However, you should not expect to earn the higher stated interest rate described below because the Notes may be redeemed by UBS in its absolute and sole discretion in accordance with optional redemption, as set forth below. Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.

Issuer:	UBS AG London Branch (“UBS”)
Principal Amount & Denominations:	$1,000 per Note. The Notes will be issued in denominations of $1,000 per Note and any integral multiples of $1,000.
Original Offering/Issue Price:	$1,000 per Note.
Pricing Date:	June 6, 2019.
Issue Date:	June 10, 2019.
Maturity Date:	December 10, 2021, subject to optional redemption by UBS as set forth below under “Optional Redemption”. The Notes are not subject to repayment at the option of any holder of the Notes prior to the maturity date.
Payment at Maturity:	100% of the principal amount plus any accrued and unpaid interest.
Interest Payment Dates:	Semi-annually; on the 10th day of each June and December, beginning December 10, 2019 and ending on the Maturity Date, subject to the business day convention. The maturity date will be the last interest payment date.
Interest Period:	The first interest period will begin on, and include, the issue date to, and exclude, the first interest payment date, and each successive interest period will begin on, and include, an interest payment date and end on, but exclude, the next succeeding interest payment date or, in the case of an optional redemption, the optional redemption date.
Interest Rate:	For each interest period from and including the issue date to and excluding June 10, 2021, the interest rate per annum will be equal to 2.50%.
For the final interest period from and including June 10, 2021 to and excluding the stated maturity date, the interest rate per annum will be equal to 4.00% (together, the “applicable interest rates”).
Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.
Optional Redemption:	We may, in our absolute and sole discretion, redeem your Notes, in whole but not in part, at the redemption price set forth below on any optional redemption date. Before we elect to redeem your Notes, we will deliver written notice to the trustee at least twenty business days prior to the optional redemption date.
Optional Redemption Dates:	Quarterly; on the 10th day of each March, June, September and December, beginning September 10, 2019 (the “first optional redemption date”) and ending September 10, 2021.
Redemption Price:	If the Notes are subject to optional redemption, on the optional redemption date, you will receive 100% of the principal amount plus any accrued and unpaid interest to but excluding the optional redemption date.
Business Days:	New York
Business Day Convention:	Modified Following; Unadjusted (applicable to interest payment dates, optional redemption dates and the maturity date)
Day Count Convention:	30/360
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
CUSIP / ISIN:	90270KE96 / US90270KE969

You should carefully consider the risks described under "Risk Factors" beginning on page 2 herein and on S-5 of the accompanying prospectus supplement relating to the Notes, dated October 31, 2018.

See “Additional Information About UBS and the Notes” on page ii herein. The Notes have the terms set forth in the accompanying prospectus supplement and the accompanying prospectus, as modified by this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Offering of Notes	Issue Price to Public(1)		Underwriting Discount(1)(2)		Proceeds to UBS AG(2)
	Total	Per Note	Total	Per Note	Total	Per Note
Callable Step-Up Note due December 10, 2021	$1,748,000.00	$1,000.00	$3,845.60	$2.20	$1,744,154.40	$997.80
(1)	One or more placement agents or third party dealers may have agreed to sell the notes to certain fee-based advisory accounts or registered investment advisers unaffiliated from UBS at a purchase price of at least $997.50 per Note and, with respect to such sales, may forgo some or all of the underwriting discount.
(2)	Our affiliate, UBS Securities LLC, will receive an underwriting discount of up to $2.50 per principal amount for each Note sold in this offering. UBS Securities LLC has agreed to re-allow the full amount of this discount to one or more placement agents or third party dealers. The per Note proceeds to UBS AG indicated above represent the aggregate per Note proceeds. The underwriting discount per Note was variable and fluctuated depending on market conditions at the time UBS AG established its hedge on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG above reflect the total amount of the underwriting discount and proceeds to UBS AG, respectively.

UBS Securities LLC	UBS Investment Bank

ADDITIONAL INFORMATION ABOUT UBS AND THE NOTES

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. You should read these documents and any other documents related to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows:

●	Prospectus Supplement dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002087/ub46174838-424b2.htm
●	Prospectus dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000119312518314003/d612032d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Notes” refer to the Callable Step-Up Notes that are offered hereby, unless the context otherwise requires. Also, references to the “Rates Notes prospectus supplement” mean the UBS prospectus supplement, dated October 31, 2018 and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated October 31, 2018.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” herein and in “Risk Factors” of the accompanying prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus, the accompanying prospectus supplement or this document, the following hierarchy will govern: first, this document; second, the accompanying prospectus supplement; and last, the accompanying prospectus.

ii

INVESTOR CONSIDERATIONS

The Notes may be suitable for you if:

■

You seek an investment with fixed rate interest that, provided there is no early redemption at UBS’ option, increases during the term of the Notes and are willing to invest in the Notes based on the applicable interest rates indicated on the cover hereof.

■

You are willing to invest in Notes that may be redeemed early at our election and in our absolute and sole discretion on each optional redemption date, are otherwise willing to hold such Notes to maturity and accept that there may be no secondary market for the Notes.

■

You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including but not limited to any repayment of principal.

The Notes may not be suitable for you if:

■	You seek an investment with a variable rate of interest during the term of the Notes or are unwilling to invest in the Notes based on the applicable interest rates indicated on the cover hereof.
■

You are unable or unwilling to hold Notes that may be redeemed early at our election on each optional redemption date, are otherwise unable or unwilling to hold such Notes to maturity or seek an investment for which there will be an active secondary market.

■	You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The investor considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you and your investment, legal, tax, accounting and other advisors should carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Risk Factors” beginning on page 2 and the more detailed “Risk Factors” beginning on S-5 of the prospectus supplement for risks related to an investment in the Notes.

1

RISK FACTORS

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

The amount of interest you receive may be less than the return you could earn on other investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the Notes will increase to preset rates at scheduled intervals during the term of the Notes, the interest rate that will apply at any time on the Notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

We may redeem the Notes prior to maturity and prior to any increase in the applicable interest rate.

We have the right in our absolute and sole discretion to redeem the Notes early, in whole but not in part, on any optional redemption date, beginning on the first optional redemption date specified on the cover hereof, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to and excluding the optional redemption date. The aggregate amount that you will receive on the Notes if the Notes are redeemed on an optional redemption date will be less than the aggregate amount that you would have received had the Notes not been redeemed early because you will not receive any interest payments after the optional redemption date. If we redeem the Notes prior to maturity, you will receive no further interest payments and may have to reinvest the proceeds in a lower-rate environment. Additionally, we may elect to redeem the Notes prior to any increase in the applicable interest rate so you should not expect to receive the higher applicable interest rate specified on the cover hereof.

To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new Notes. Therefore, the Notes are more likely to remain outstanding when the expected amount payable on the Notes is less than what would be payable on other comparable instruments issued by UBS.

Optional redemption dates occur more frequently than interest payment dates and investors will not receive interest payments after the Notes have been redeemed pursuant to an optional redemption.

Optional redemption dates occur more frequently than interest payment dates. We have the right to redeem the Notes early, in whole but not in part, on any optional redemption date (quarterly, beginning after three months) which may otherwise not be an interest payment date, in which case the applicable interest period will be shorter, and consequently the interest payable to you for such interest period will be less, than it would have been had we not exercised our optional redemption right.

Interest rates applicable at a particular time will affect our decision to redeem the Notes.

It is more likely that we will redeem the Notes prior to the maturity date during periods when the remaining interest is to accrue on the Notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. Therefore, if we redeem the Notes prior to the maturity date, it is more likely that you will not be able to invest in an equivalent investment with a similar interest rate.

Credit risk of UBS.

The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including but not limited to any repayment of principal upon redemption or maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your investment.

The step-up feature presents different investment considerations than fixed rate notes.

The interest rate payable on the Notes during their term will increase from the initial interest rate, subject to our right to redeem the Notes. If we do not redeem the Notes, the interest rate will step up as described herein. You should not expect to earn the higher stated interest rates which are applicable only after the first 2 years of the term of the Notes because, unless general interest rates rise significantly, the Notes are likely to be redeemed prior to the maturity date. You should consider, among other things, the overall annual percentage rate of interest to redemption as compared to other equivalent investment alternatives rather than the higher stated interest rates which are applicable only after the first 2 years of the term of the Notes.

There may be no secondary market for the Notes.

The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may in its absolute and sole discretion and without notice stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to their intrinsic value and you may suffer substantial losses as a result.

The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuation of the Notes indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our valuation of the Notes determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of debt securities similar to the Notes. UBS Securities LLC and its affiliates reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

2

Impact of fees on the secondary market price of the Notes.

Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to the public because the issue price to the public includes, and secondary market prices are likely to exclude, commissions, hedging costs and any other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Potential UBS impact on price.

With regard to your Notes, from time to time, UBS and/or its affiliates may acquire or dispose of long or short positions in listed and/or over-the-counter options, futures, exchange-traded funds or other instruments based on interest rates (as described under in “Use of Proceeds and Hedging” in the accompanying prospectus supplement) which may adversely affect the market value of the Notes.

The business activities of UBS or its affiliates may create conflicts of interest.

UBS and its affiliates expect to engage in trading activities, relating to the above mentioned instruments that may affect interest rates that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests UBS and its affiliates will have in facilitating these transactions. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

Potentially inconsistent research, opinions or recommendations by UBS.

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

The Notes are not bank deposits.

An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder.

The Swiss Financial Market Supervisory Authority (“FINMA”) has broad statutory powers to take measures and actions in relation to UBS if (i) it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or (ii) UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis) after expiry of a deadline set by FINMA. If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. The resolution regime of the Swiss Banking Act is further detailed in the FINMA Banking Insolvency Ordinance (“BIO-FINMA”). In a restructuring proceeding, FINMA, as resolution authority, is competent to approve the resolution plan. The resolution plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. The BIO-FINMA provides that a debt-to-equity swap and/or a write-off of debt and other obligations (including the Notes) may only take place after (i) all debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital have been converted into equity or written-off, as applicable, and (ii) the existing equity of UBS has been fully cancelled. While the BIO-FINMA does not expressly address the order in which a write-off of debt instruments other than debt instruments qualifying as additional tier 1 capital or tier 2 capital should occur, it states that debt-to-equity swaps should occur in the following order: first, all subordinated claims not qualifying as regulatory capital; second, all other claims not excluded by law from a debt-to-equity swap (other than deposits); and third, deposits (in excess of the amount privileged by law). However, given the broad discretion granted to FINMA as the resolution authority, any restructuring plan in respect of UBS could provide that the claims under or in connection with the Notes will be partially or fully converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with, or even junior to, UBS’ obligations under the Notes. Consequently, holders of Notes may lose all of some of their investment in the Notes. In the case of restructuring proceedings with respect to a systemically important Swiss bank (such as UBS), the creditors whose claims are affected by the restructuring plan will not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan has been approved by FINMA, the rights of a creditor to seek judicial review of the restructuring plan (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. In particular, a court may not suspend the implementation of the restructuring plan. Furthermore, even if a creditor successfully challenges the restructuring plan, the court can only require the relevant creditor to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated or how it would be funded.

Dealer incentives.

UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, and any other placement agent or third party dealer, including the sales representatives, may derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation in an amount up to the underwriting discount listed on the cover hereof per Note to any of our affiliates, other placement agents and/or third party dealers acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

3

HYPOTHETICAL EXAMPLES OF HOW THE NOTES MIGHT PERFORM

The below examples are based on hypothetical terms. The actual terms are indicated on the cover hereof.

The examples below illustrate the payment upon redemption at our option or at maturity for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions (amounts may have been rounded for ease of reference):

Principal Amount:	$1,000
Term:	Approximately 2.5 years
Interest Payment Dates:	Semi-annually
Optional Redemption Dates:	Quarterly
Interest Rate:

For each interest period from and including the issue date to and excluding June 10, 2021, the interest rate per annum will be equal to:	2.50% per annum

For the final interest period from and including June 10, 2021 to and excluding the stated maturity date, the interest rate per annum will be equal to:	4.00% per annum

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

Example 1 — UBS elects to redeem the Notes on the first optional redemption date (which is prior to the first interest payment date).

Date	Interest Rate	Payment (per Note)
First Optional Redemption Date	2.50% per annum	$1,006.25 (Interest Payment)
	Total Payment	$1,006.25 (0.625% total return)

Because we elect to exercise our redemption option on the first optional redemption date, which is prior to the first interest payment date, UBS will pay on the optional redemption date a redemption price of $1,006.25 per Note (reflecting your principal amount plus the accrued and unpaid interest for the applicable portion of the first interest period), a 0.625% total return on the Notes. You will not receive any further payments on the Notes.

Example 2 — UBS elects to redeem the Notes on the ninth optional redemption date.

Date	Interest Rate	Payment (per Note)
First through Eighth Optional Redemption Date and First through Fourth Interest Payment Date	2.50% per annum	$50.00 (Interest Payments)
Ninth Optional Redemption Date	4.00% per annum	$1,010.00 (Redemption Price)
	Total Payment	$1,060.00 (6.000% total return)

Because we elect to exercise our redemption option on the ninth optional redemption date, UBS will pay on the optional redemption date a redemption price of $1,010.00 per Note (reflecting your principal amount plus the accrued and unpaid interest for the applicable portion of the fifth interest period). When added to the interest payments of $50.00 received in respect of the prior interest payment dates, you will have received a total of $1,060.00, a 6.000% total return on the Notes. You will not receive any further payments on the Notes.

Example 3 — UBS does NOT elect to redeem the Notes prior to maturity.

Date	Interest Rate	Payment (per Note)
First through Ninth Optional Redemption Date and First through Fourth Interest Payment Date	2.50% per annum	$50.00 (Interest Payments)
Maturity Date	4.00% per annum	$1,020.00 (Payment at Maturity)
	Total Payment	$1,070.00 (7.00% total return)

Because we do not elect to exercise our redemption option, at maturity UBS will pay a total of $1,020.00 per Note (reflecting your principal amount plus the accrued and unpaid interest). When added to the interest payments of $50.00 received in respect of the prior interest payment dates, UBS will have paid a total of $1,070.00, a 7.000% total return on the Notes.

4

UNITED STATES FEDERAL TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Material U.S. Federal Income Tax Considerations”, including the section “—Notes treated as Indebtedness for U.S. Federal Income Tax Purposes”, in the accompanying prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Department (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possible with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

The discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

The Notes should be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that the Notes are treated as indebtedness for U.S. federal income tax purposes.

We intend to take the position that, solely for purposes of determining whether the Notes are issued with original issue discount, we are deemed to exercise our option to redeem the Notes prior to each interest rate step-up and, as a result, interest payments on the Notes will be taxable to a U.S. holder as non-U.S.-source ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Our counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes should be treated as described above. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Sale, Exchange, Early Redemption or Maturity of the Notes

Upon the disposition of a Note by sale, exchange, early redemption, maturity or other taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but unpaid interest) and (2) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the U.S. holder’s cost of acquiring such Note. Assuming a Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital losses is subject to limitations.

Medicare Tax on Net Investment Income

U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to the consequences of the 3.8% Medicare tax.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Tax Treatment of non-U.S. holders

Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments or gain realized on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments or gain realized on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for more than 182 days in the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

You are urged to consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST); SECONDARY MARKETS (IF ANY)

We have agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase, all of the Notes at the issue price to public less the underwriting discount indicated on the cover hereof. UBS Securities LLC has agreed to resell the Notes to one or more placement agents or third party dealers at a discount from the issue price to public equal to the full underwriting discount received. The underwriting discount per Note was variable and fluctuated depending on market conditions at the time UBS AG established its hedge on or prior to the trade date. The total underwriting discount and proceeds to UBS AG indicated on the cover hereof reflect the total amount of the underwriting discount and proceeds to UBS AG, respectively. The issue price for the Notes was generally $1,000.00, provided that certain unaffiliated registered investment advisers or fee-based advisory accounts may have agreed to purchase Notes from any placement agent or third party dealer at a purchase price of at least $997.50 per principal amount of the Notes, and any such placement agent or third party dealer, with respect to such sales, may forgo some or all of the underwriting discount.

Conflicts of Interest

UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ valuation of the Notes at that time

The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the pricing date in the secondary market is expected to exceed the valuation of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 6 months after the pricing date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers, see “Risk Factors — There may be no secondary market for the Notes”, “Risk Factors —The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements” and “Risk Factors — Impact of fees on the secondary market price of the Notes” herein.

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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VALIDITY OF THE NOTES

In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the issuer, when the Notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Swiss law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Homburger AG, Swiss legal counsel for the issuer, in its opinion dated October 29, 2018 filed on that date with the Securities and Exchange Commission as Exhibit 5.3 to the issuer’s registration statement on Form F-3 (the “Registration Statement”). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated October 29, 2018 filed on that date with the Securities and Exchange Commission as Exhibit 5.4 to the Registration Statement.

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